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                             July 7, 2021

       Ryan Frazier
       Chief Executive Officer
       Arrived Homes, LLC
       999 3rd Avenue, Suite 3300
       Seattle, WA 98105

                                                        Re: Arrived Homes, LLC
                                                            Post Qualification
Amendment on Form 1-A
                                                            Filed June 11, 2021
                                                            File No. 024-11325

       Dear Mr. Frazier:

             We have reviewed your amendment and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this comment, we may have additional comments.

       Post Qualification Amendment on Form 1-A

       General

   1. We note that the initial closing of each series will occur at the earlier of (i) the date subscriptions for the
maximum offering amount have been accepted or (ii) a date
                                                        determined by the
Manager in its sole discretion. On page 154 you disclose that the
                                                        Manager and Dalmore
will review the subscription documentation and that you reserve the right to reject any
subscription, for any or no reason at any time prior to a
                                                        closing. Additionally,
it appears that you may terminate an offering for a series at any time prior to the
initial closing. As it appears that you have an undetermined time to process subscription
requests and can reject a subscription for any reason, please provide us your analysis as to
whether your offering should be considered to be a delayed offering and not a continuous
offering within the meaning of Rule 251(d)(3)(i)(F) of Regulation A.

              We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
 Ryan Frazier
Arrived Homes, LLC
July 7, 2021
Page 2

FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ruairi Regan at 202-551-3269 or Jonathan Burr at 202-551-5833 if you
have any questions.



                                                           Sincerely,
FirstName LastNameRyan Frazier
                                                           Division of
Corporation Finance
Comapany NameArrived Homes, LLC
                                                           Office of Real
Estate & Construction
July 7, 2021 Page 2
cc:       John Rostum, Esq.
FirstName LastName